# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CLOROX CO /DE/, CIK 0000021076
CUSIP: 189054109
Title of class of securities: Common Stock, $1.00 Par Value Per Share
Address of issuer's principal executive offices: THE CLOROX COMPANY, 1221 BROADWAY, OAKLAND, California (CA), 94612-1888
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000861177

## Reporting persons
- UBS AM, a distinct business unit of UBS ASSET MANAGEMENT AMERICAS LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); sole voting power 616,810; shared voting power 0; sole dispositive power 0; shared dispositive power 10,794,027; aggregate amount beneficially owned 10,794,027 (8.7% of the class)

## Item 1. Issuer
Name of issuer: CLOROX CO /DE/
Address of issuer's principal executive offices: THE CLOROX COMPANY, 1221 BROADWAY, OAKLAND, CALIFORNIA, 94612-1888

## Item 2. Person Filing
Name of person filing: UBS Group AG
Address of principal business office or, if none, residence:
UBS Group AG
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland
Citizenship: Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 10,794,027
Percent of class: 8.72%
Sole power to vote or to direct the vote: 616,810
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 10,794,027

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Ownership of More than 5 Percent on Behalf of Another Person.
Accounts managed on a discretionary basis by the UBS Asset Management division of UBS Group AG (UBS AM) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. To the best of our knowledge, no account holds more than 5 percent of the outstanding securities being reported in this filing.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Identification: UBS Asset Management (Americas) LLC.
Classification: IA

In addition to UBS Group AG, the following UBS Asset Management affiliates and subsidiaries are part of the UBS
Asset Management division included in this filing: UBS Asset
Management (Americas)LLC., UBS Asset Management (Deutschland GmbH,
UBS Asset Management (Europe) S.A., UBS Asset Management (Singapore)
Limited, UBS Asset Management Switzerland AG, UBS Switzlerland AG.
Multiconcept Fund Management S.A., UBS AG, UBS Asset Management
(Australia) Ltd, UBS Asset Management Life Limited, UBS Fund Management
(Switzerland) AG.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
UBS AM is composed of wholly-owned subsidiaries and branches of UBS
Group AG. UBS Group AG is reporting direct and indirect beneficial ownership of holdings. None of the reporting persons affirm the existence of a group within the meaning of Rule 13d 5(b)(1).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- UBS AM, a distinct business unit of UBS ASSET MANAGEMENT AMERICAS LLC: Andrew Johnson, Director (01/24/2025)